

June 7, 2024

Tyler Blok, Esq.
Executive Vice President of Legal Affairs
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, WA 98660

      Re: CytoDyn Inc.
           Schedule TO-I filed June 3, 2024
           File No. 005-79349

Dear Tyler Blok:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed June 3, 2024

General

1.   We note that the Exercise Offer commenced on June 3, and is currently set to expire at 5:00 P.M. eastern time on June 28, 2024. Please revise to ensure that the Exercise Offer is open for a full twenty business days. Please note that June 19, 2024, is a federal holiday. In addition, please note the definition of "business day" in Exchange Act Rule 13e-4(f)(3) when establishing the specific time of day that the Exercise Offer will expire. Refer to Exchange Act Rule 14e-1(a) and Rule 13e-4(f)(i).

2.   Refer to the current pricing mechanism of the Exercise Offer. It appears that holders of Original Warrants will not know the exercise price of the Amended Warrants prior to the Expiration Date in contravention of Exchange Act Rule 14e-1(b) and Rule 13e-4(f)(1)(ii). Please revise the pricing disclosure accordingly.

3.   Please revise the disclosure to include a definition of the term "VWAP."

4.   Please revise the pricing disclosure to quantify "the closing price on May 31, 2024."

Important Procedures, page i

5.   Disclosure references "Acceptance and Exercise Documents" but no such documents are included as exhibits to the Exercise Offer. Please amend to include such documents for staff review and confirm that such documents were disseminated to holders of Original Warrants on June 3, 2024. Also describe in your response how such documents were disseminated. Please provide evidence of such dissemination.

Section 6. Conditions to the Exercise Offer, page 28

6.   Disclosure in this section indicates that "[i]f you are unable to establish that you are an accredited investor, you will not be able to participate in the Exercise Offer." While the Company may establish conditions to the Exercise Offer as a whole and terminate the Exercise Offer if such conditions are not satisfied, the above requirement appears to serve to exclude a particular holder or subset of holders in contravention of Exchange Act Rule 13e-4(f)(8)(i). Please revise.

7.   Disclosure in this section indicates that "…if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we *may determine* that it is necessary to cancel the Exercise Offer in its entirety, and not to consummate any of the contemplated transactions." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise to provide additional detail as to what factors the Company will consider in making its determination to ensure that the condition is objectively determinable.

Section 7. Extension of the Exercise Offer Period, page 29

8.   Disclosure in this section states that "[w]e also may terminate the Exercise Offer *in our sole discretion* if the closing price of the common stock is below $0.16 on June 28, 2024." Refer to the pricing disclosure on page 26. As currently written, it appears that the pricing is formulated to provide holders with warrants having an exercise price of $0.16 *or lower* ("…but in no event higher than the closing price on May 31, 2024…"). Refer to our preceding comment regarding the direct or indirect control of the offeror. Such condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Mary Ann Frantz